Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

August 20, 2015

Via EDGAR and FedEx

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RMR Industrials, Inc.
Registration Statement on Form S-1
Filed July 1, 2015
File No. 333-205416

Dear Mr. Spirgel:

On behalf of RMR Industrials, Inc., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated July 22, 2015, relating to the Company’s Registration Statement on Form S-1 filed on July 1, 2015 (the “Form S-1”). The responses below have been numbered to correspond with the comments in your July 22, 2015 letter. We are including a courtesy marked copy of the Company’s Amendment No. 1 to the Form S-1 (“Amendment No. 1”).

General

1. It appears that your offering may be a blank-check offering and subject to Rule 419 of Regulation C. Please revise to provide the disclosures required under Rule 419 or provide a detailed analysis of why you believe you are not a blank-check company. Your analysis should focus on current business activities, especially activities and expenses incurred since January 31, 2015, the ending date of your statement of operations. We note that according to your MD&A on page 30, your operating expenses have consisted primarily of consulting services from related parties, public company costs and amortization of intangible assets, and your business plan includes the acquisition of “complimentary industrial assets.”

Company Response 1:

We respectfully inform the Staff that the Company is not a blank-check company. Section 7(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”

Securities and Exchange Commission

Division of Corporation Finance

August 20, 2015

The Company has a specific business plan which is to become an owner, producer and distributor of specific bulk commodity minerals, chemicals and petrochemicals distributed to the global manufacturing industry. In furtherance of that, the Company currently owns an option to purchase patents from the Colorado School of Mines. These patents describe a process to increase oil production through modified injection processes and could provide value to oil and gas producers with regard to well optimization techniques. The Company does not have a business plan to merge with an unidentified company or companies but rather has a specific business plan as mentioned above, which may include acquiring productive and promising assets in furtherance of its business plan. These potential acquisition targets have been identified and as mentioned in the Form S-1, are in advanced stages of negotiations and include a magnesium silicate producer and a chemicals supplier for the energy industry.

Since January 31, 2015, the Company has engaged in the following business activities and has incurred the following expenses:

•	February 1, 2015 – identifying, analyzing, and structuring growth initiatives, strategic acquisitions and investments and arranging debt and equity financing.

•	February 11, 2015 – attended the NAPE Expo in Houston, Texas, a trade event dedicated to the oil and gas industry known for generating significant business development opportunities. Efforts from this trip resulted in over twenty new companies added to the potential deal pipeline.

•	February 27, 2015 – the Company entered into a merger transaction with RMR IP.

•	On March 10, 2015, the Company formed United States Talc and Minerals Inc., incorporated in the State of Nevada, as a wholly-owned subsidiary of the Company for the purpose of developing business in the minerals industry..

•	On March 23, 2015, the Company entered into an engagement letter with Roth Capital Partners, LLC (“Roth”) whereby Roth will serve as the placement agent in connection with a potential capital raise from accredited investors through the sale of debt and/or equity-linked securities.

•	On May 25, 2015, the Company amended its option agreement with Colorado School of Mines to extend the option period.

•	On June 26, 2015, United States Talc and Minerals Inc. entered into a non-binding financing arrangement with Auramet International LLC whereby subject to certain conditions, including but not limited to, the approval of a satisfactory acquisition candidate, technical due diligence and an executable acquisition purchase agreement, Auramet will loan the Company the principal amount of $12,000,000.

•	On July 27, 2015, the Company amended its option agreement with Colorado School of Mines by remitting an advance payment of $2,500 towards patent licensing fees and extending the option period to November 1, 2015.

Securities and Exchange Commission

Division of Corporation Finance

August 20, 2015

As described above, the Company has been actively engaged in the development of corporate strategy and business plans in multiple sectors, infrastructure build out roadmaps, hiring personnel and consultants, attending trade shows, fundraising activities and assessing potential strategic alliances and acquisition targets. These activities are consistent with those of a startup company, as discussed in footnote 172 to Release No. 33-8869 of the Securities and Exchange Commission, and a development stage company, as defined in Rule 1-02(h) of Regulation S-X, but not a blank check company, since the Company’s activities and expenses are aimed at implementing the Company’s business plan.

As disclosed in the business description included in the Form S-1, the Company plans to become an owner, producer and distributor of specific bulk commodity minerals, chemicals and petrochemicals distributed to the global manufacturing industry. Unless the Securities and Exchange Commission’s position has been modified, in September 2003, Mr. John Reynolds stated at the Small Government Business Forum, that the Securities and Exchange Commission would not apply Rule 419 to companies with a business plan but without revenues.

We further note that in Securities Act Release No. 6932, which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated, in Section II(A), “DISCUSSION OF THE RULES, Scope of Rule 419,” that “Rule 419 does not apply to start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.”

The Company believes it is a development stage company with a specific business plan, has received a going concern opinion from its auditors, has assets, and has incurred significant expenses in furtherance of its business plan and as such is not a blank check company pursuant to Section 7(b)(3) of the Securities Act.

2.	Please identify your underwriter in your next amendment.

Company Response 2:

We respectfully inform the Staff that the Form S-1 has been revised to identify the underwriter.

***

We hope that the foregoing addresses all of the Staff’s comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee
Mark C Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

August 20, 2015

ACKNOWLEDGEMENT

In connection with RMR Industrials, Inc.’s (the “Company”) letter dated August 20, 2015, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RMR INDUSTRIALS, INC.

/s/ Gregory M. Dangler
Gregory M. Dangler
President, Chief Financial Officer and Secretary